UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-18933

ROCHESTER MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)

One Rochester Medical Drive Stewartville, MN 55976 (507) 533-9600
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     1*

* Starnorth Acquisition Corp. (“Merger Sub”), a Minnesota corporation wholly owned by C. R. Bard, Inc., a New Jersey corporation (“Bard”), merged with and into Rochester Medical Corporation, a Minnesota corporation (“Rochester”), with Rochester continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of September 3, 2013 by and among Rochester, Bard and Merger Sub.  The Merger became effective on November 14, 2013, pursuant to the Articles of Merger filed with the Secretary of State of the State of Minnesota, and the separate existence of Merger Sub ceased thereby.  As a result of the Merger, Rochester is wholly owned by Bard.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Richard C. Rosenzweig
Name: Richard C. Rosenzweig
Title: Vice President, Law and Assistant Secretary

Date: November 25, 2013